[LOGO OF ACERGY]

NEWS RELEASE

                                                               seabed-to-surface

                   ACERGY S.A. - EXTRAORDINARY GENERAL MEETING

London, England - August 2, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) held an Extraordinary General Meeting of Shareholders of the Company on August 1, 2006 to consider Item 9 of the Annual General Meeting Agenda, being the proposed changes to the Company's Articles of Incorporation.

This item was approved after receiving the 2/3rd majority of the shares represented.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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CONTACTS:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

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